EXHIBIT 4.1

DESCRIPTION OF SECURITIES

General

The Company’s common stock, $.001 par value, is registered under Section 12 of the Securities Exchange Act of 1934.  The Company’s Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934 but certain provisions affect the common stock. As of December 31, 2020, the Company had 2,905,016 shares of common stock outstanding, and 99,000 shares of preferred stock outstanding. The following description of the Company’s capital stock is a summary and is qualified by the provisions of the Company’s Articles of Incorporation and Bylaws, a copy of which are exhibits to this Annual Report on Form 10-K. Our shares of common stock were held by 50 stockholders of record as of December 31, 2020.

Common Stock

We are authorized to issue 100,000,000 shares of Common Stock, $.001 par value. The holders of our Common Stock and Series A Convertible Preferred Stock, voting as a single class, are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of our Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of our Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without stockholder approval, to issue up to 20,000,000 shares of preferred stock, $.001 par value, in one or more series and to determine the rights, privileges and limitations of the preferred stock. The rights, preferences, powers and limitations on different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. As of December 31, 2020 we have 99,000 shares of Series A Convertible Preferred Stock outstanding.

Description of Series A Convertible Preferred Stock

Pursuant to its authority, our board of directors has designated 600,000 shares of the preferred stock that we now have authority to issue as the Series A Convertible Preferred Stock (the “Series A Preferred Stock”) of which 99,000 shares have been duly and validly issued, fully paid and nonassessable. The Series A Preferred Stock is not subject to any sinking fund. We have no obligation to redeem the Series A Preferred Stock. The Series A Preferred Stock has a perpetual maturity and may remain outstanding indefinitely. Any Series A Preferred Stock converted, exchanged or redeemed or acquired by us will, upon cancellation, have the status of authorized but unissued shares of preferred stock of no designated series.

Ranking

The Series A Preferred Stock ranks senior to the Company’s junior equity securities, including our common stock.

Dividends

The Series A Preferred Stock will accrue cumulative dividends at a rate of 7% per annum of the Liquidation Preference ($10.00 per share) whether or not dividends have been declared by the Board of Directors and whether or not there are profits, surplus or other funds available for the payment of such dividends. Such dividends are in preference to all other classes of stock junior in rank to the Series A Preferred Stock, including our common stock. No dividends may be authorized, declared or paid if an agreement relating to the Company or any subsidiary or affiliate of the Company prohibits such dividends on the Series A Preferred Stock.

Conversion

After the Common Stock of the Corporation has been sold in an underwritten public offering or is registered under Section 12 (b) or 12(g) of the Securities Exchange Act of 1934 and is regularly traded the NASDAQ Stock Market or New York Stock Exchange or is regularly quoted and traded on the over-the-counter market (a “Public Equity Event”), the Corporation shall have the right to convert, from time to time, and without payment of additional consideration, any or all of the outstanding shares of Series A Preferred Stock into such number of fully paid and nonassessable shares of Common Stock at a conversion price equal to eighty (80%) percent of the average of the closing of bid prices over the last twenty (20) Trading Days as reported by the principal U.S. registered securities exchange on which the Common Stock is so listed or quoted, or, if no closing bid price is reported, the last reported sale price on the principal U.S. registered securities exchange on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. registered securities exchange, the last quoted closing bid price for the Common Stock in the U.S. over-the-counter market or, if the bid price is not available, the last reported sale price of the Common Stock in the U.S. over-the-counter market. Notwithstanding the foregoing the conversion price shall not be less than $5.00 per share, subject to adjustment for specified events.

Prior to a Public Equity Event the Company shall have the right to convert any outstanding shares of Series A Preferred Stock into fully paid and nonassessable shares of Common Stock with the written approval of the holders of the Series A Preferred Stock to be so converted, subject to adjustment for specified events.

Adjustment of Conversion Price for Specified Events

The conversion price of the Series A Preferred Stock is subject to adjustment for specified events, including stock splits, reclassifications and exchanges, issuance of stock dividends, mergers and certain sales of assets.

Redemption Rights

At any time on or after two (2) years of issuance, the Company may redeem all or any part of the then outstanding Series A Preferred Stock for an amount in cash equal to 107% of the Liquidation Preference of the Series A Preferred Stock plus any accrued and unpaid dividends. Such redemption price is payable in 36 equal monthly installments plus interest at the rate of 7% per annum.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the holders of the Series A Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series A Preferred Stock to the Liquidation Value the Series A Preferred Stock ($10.00 per share) plus any accrued and unpaid dividends thereon before any distribution or payment shall be made to the holders of any junior securities (including, without limitation, the common stock). Certain mergers or consolidations involving the Company or sales of all or substantially all of the capital stock or assets of the Company will be deemed to be a liquidation, dissolution or winding up of the Company unless the holders of a majority of the then outstanding Series A Preferred Stock elect not to treat such transactions as liquidation events.

Voting Rights

The Series A Preferred Stock votes together with the Common Stock as a single class with each outstanding share of Series A Preferred Stock entitled to one vote.

Protective Provisions

So long as the shares of Series A Preferred Stock on an as converted to Common Stock basis represent 25% or more of the Corporation’s outstanding capital stock, the Company shall not (by amendment, merger, consolidation or otherwise) without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a) amend, alter, waive, repeal or modify any provision of its Articles of Incorporation or Bylaws of the Corporation so as to adversely affect or otherwise impair any of the rights, preferences, privileges, qualifications, limitations or restrictions of, or applicable to, the Series A Preferred Stock;

(b) authorize or issue, or obligate itself to issue, any other equity security, including any security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock;

(c) alter or change any rights, preferences or privileges of the Series A Preferred Stock; or

(d) increase or decrease (other than by conversion) the total number of authorized shares of Series A Preferred Stock.

Blank Check Preferred Stock

The availability of 20,000,000 authorized preferred stock for issuance under our articles of incorporation provides the board of directors with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance allows the Company to issue shares of preferred stock without the expense and delay of a special shareholders’ meeting. The authorized shares of preferred stock will be available for issuance without further action by the Company’s shareholders, with the exception of any actions required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue classes or series of preferred stock that could, depending on the terms of the class or series, impede the completion of a merger, tender offer or other takeover attempt. As of December 31, 2020, the Company has designated 600,000 shares of preferred stock as Series A Convertible Preferred Stock, of which 99,000 shares has been issued.